Exhibit 12.1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	Nine months ended	Year ended December 31,
	September 30, 2011	2010	2009	2008	2007	2006
EARNINGS
Income from continuing operations before income taxes as reported	$2,195	$2,367	$1,622	$2,750	$2,237	$2,230

Add (subtract):
Total interest expenses (as detailed below)	376	517	499	491	520	548
Amortization of capitalized interest	7	8	7	6	6	5
Income of partially owned entities(1)	(31)	(43)	(36)	(40)	(57)	(48)

Total earnings	$2,547	$2,849	$2,092	$3,207	$2,706	$2,735

FIXED CHARGES
Interest expense on debt	$339	$462	$467	$444	$441	$476
Interest expense on unrecognized tax benefit	(9)	1	(6)	(15)	12	--
Other interest expense	8	16	1	17	15	17
Calculated interest portion of rent expense(2)	38	38	37	45	52	55

Total interest expenses	376	517	499	491	520	548

Capitalized interest	13	15	17	15	14	13

Total fixed charges	$389	$532	$516	$506	$534	$561

RATIO OF EARNINGS TO FIXED CHARGES	6.55	5.36	4.05	6.34	5.07	4.88

(1)	Represents undistributed income of equity investees included in income from continuing operations before income taxes as reported.

(2)	Interest component of leases includes one-third of rental expense which approximates the interest component of operating leases.